                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     ------

                                    Form 11-K

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For fiscal year ended December 31, 2002

                                       or

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from      to      .


                           Commission File No. 1-13071

                  The Hanover Companies Retirement Savings Plan
                            (Full title of the plan)


                           Hanover Compressor Company
                12001 North Houston Rosslyn, Houston, Texas 77086
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

Item 4. Financial Statements for the Plan

The Hanover Companies Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing its financial statements prepared in accordance with the financial reporting requirements of ERISA. The Plan's financial statements have been examined by PricewaterhouseCoopers LLP, Independent Auditors, and their report is included herein beginning on page F-1.

                                    Exhibits

         Exhibit Number                Description
         --------------                ------------
               23         Consent of PricewaterhouseCoopers LLP
               99         Certification Pursuant To 18 U.S.C.(S)1350

                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Hanover Companies Retirement Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


Hanover Companies Retirement Savings Plan

Date: June 30, 2003


By: /s/ Chad C. Deaton
--------------------------------------------------
    Chad C. Deaton
    President and Chief Executive Officer

Date: June 30, 2003


By: /s/ John E. Jackson
--------------------------------------------------
    John E. Jackson
    Senior Vice President and Chief Financial Officer

                             The Hanover Companies
                            Retirement Savings Plan
                              Financial Statements
                           December 31, 2002 and 2001

The Hanover Companies Retirement Savings Plan
Contents
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Auditors ............................................  F-3

Financial Statements

Statements of Net Assets Available for Benefits ...........................  F-4

Statement of Changes in Net Assets Available for Benefits .................  F-5

Notes to Financial Statements .............................................  F-6

                         Report of Independent Auditors


To the Participants and Plan Administrator of
The Hanover Companies Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Hanover Companies Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP

Houston, Texas
June 30, 2003

The Hanover Companies Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                         2002                  2001
Assets
Cash (Note 9)                                      $            -         $  19,819,122
Investments
Hanover Compressor Company common stock,
 at fair value                                          5,270,054             7,726,973
Mutual funds, at fair value                            39,141,220                     -
Common collective trusts, at fair value                15,536,025                     -
Other common stocks, at fair value                         90,817                     -
Participant loans, at cost                              2,393,349             1,838,622
                                                   --------------         -------------
      Total investments                                62,431,465            29,384,717

Receivables
Employer contribution                                     164,665               227,344
                                                   --------------         -------------
      Net assets available for benefits            $   62,596,130         $  29,612,061
                                                   ==============         =============

   The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002
--------------------------------------------------------------------------------

Additions to net assets attributed to
Investment income (loss)
  Net depreciation in fair value of mutual funds                                      $  (5,563,979)
  Net appreciation in fair value of common collective trusts                                156,014
  Net depreciation in fair value of Hanover Compressor Company common stock              (5,765,044)
  Net appreciation in fair value of other common stocks                                       7,941
  Dividend income                                                                           625,048
  Interest income                                                                           152,334
                                                                                      -------------
           Total investment income (loss)                                               (10,387,686)
                                                                                      -------------

Contributions
  Employer contributions                                                                  1,309,833
  Participant contributions                                                               6,336,428
  Participant rollover contributions                                                        717,754
  Plan mergers (Note 5)                                                                  40,202,539
  Other                                                                                       7,253
                                                                                      -------------
           Total contributions                                                           48,573,807
                                                                                      -------------
           Total additions to net assets                                                 38,186,121

Deductions from net assets attributed to
  Benefits paid                                                                           5,104,805
  Administrative expenses                                                                    97,247
                                                                                      -------------
           Total deductions from net assets                                               5,202,052
                                                                                      -------------
Net increase in net assets available for benefits                                        32,984,069

Net assets available for benefits
Beginning of year                                                                        29,612,061
                                                                                      -------------
End of year                                                                           $  62,596,130
                                                                                      =============

   The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   Description of Plan

     The Hanover Companies Retirement Savings Plan (the "Plan") was adopted effective January 1, 1994, by Hanover Compressor Company and replaced the Company's former plan, the Hanover Energy Employee's Savings Plan. On December 29, 1999, the sponsor of the Plan became Hanover Compression Limited Partnership (the "Company").

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering all domestic employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     A domestic employee of the Company is generally eligible to become a participant in the Plan upon attainment of eighteen years of age and six months of service with the Company.

     Contributions
     Participants may contribute on a pre-tax basis up to 25 percent of their compensation, as defined in the Plan document. Participants may also elect to make rollover contributions to the Plan from other qualified retirement plans. The Company may make discretionary contributions to the Plan in the form of matching contributions of 35 percent of each participant's contributions for the Plan year, up to an annual maximum of $1,000 per individual. Participants who were employed on the last day of the Plan year or who died, became disabled while an employee of the Company or terminated employment after obtaining normal retirement age, as defined in the Plan document, during the Plan year are eligible for an allocation of discretionary Company contributions. The Company made discretionary contributions of $1,309,833 during the Plan year ended December 31, 2002.

     Participant contributions may not exceed the maximum statutory limit, which was $11,000 for the Plan year ended December 31, 2002, except that participants age 50 or older during the Plan year can make a special "catch-up" contribution not to exceed $1,000 in 2002. Participants may change their contribution percentage at any time during the Plan year.

     All Company matching contributions are made in the form of Hanover Compressor Company common stock. With regards to the Company matching contributions, participants may not withdraw or reallocate such amounts to other Plan investment options until the participant terminates participation in the Plan. See Note 12.

     Participant Accounts
     Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts. All Plan assets are allocated to individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Vesting
     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become vested in the Company's contributions, including reallocated forfeiture accounts, and actual earnings thereon at the rate of 20 percent per year after two years of employment with the Company subject to limitations by the Plan document. See Note 12.

     Forfeitures
     Forfeited nonvested Company contributions are allocated to current Plan participants on an annual basis as an additional Company matching contribution. For the year ended December 31, 2002, forfeited nonvested amounts totaling $49,404 were allocated to Plan participants. As of December 31, 2002, there were $141,305 of forfeited nonvested accounts which had not yet been allocated to Plan participants.

     Investment Options
     During the year ended December 31, 2002, participants were able to direct their contributions among 25 different investment options consisting of Hanover Compressor Company common stock, common collective trusts and mutual funds.

     Payment of Benefits
     A participant may elect to withdraw any part of his or her vested account upon retirement, termination of employment, death or disability or attainment of age 59-1/2. Benefits may be paid by either a lump-sum payment in cash or, at the election of the Trustee, in property equal to the value of his or her account. A lump-sum payment is automatically distributed to terminated participants with vested balances equal to or less than $5,000. Withdrawals of vested balances due to immediate and heavy financial need are also permitted subject to the terms of the Plan document.

     Participant Loans
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the value of the participant's account vested account balance in the Plan. Loans are secured by one-half of the vested balance in the participant's account and bear interest at a rate determined by the Plan administrator in accordance with the terms of the Plan document. As of December 31, 2002 and 2001, the interest rate on outstanding loans ranged from 5.25 percent to 10.0 percent and 5.0 percent to 11.5 percent, respectively. Loan repayments are made through payroll deductions and interest paid on loans is credited to the applicable participant's account. Participant loans are generally repaid over a period not to exceed five years.

     Administration
     The Plan is sponsored by the Company and certain officers and employees of the Company serve as the Plan Administrator. The Plan Administrator has the power and duty to take all actions and make all decisions necessary to properly carry out the provisions of the Plan subject to the terms of the Plan document. These powers and duties include, among other things, the interpretation of Plan provisions and the engagement of a trustee, record keeper, investment manager, legal counsel, independent accountants and other such specialists as are deemed necessary for operation of the Plan.

     As discussed in Note 9, effective January 1, 2002, the Plan changed trustees and record keepers to AMVESCAP National Trust Company and INVESCO Retirement, Inc., respectively.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Expenses of the Plan
     Expenses of the Plan are generally paid for by the Company. Administrative expenses reflected on the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2002, represent the sum of charges to individual participant accounts for specific transactions initiated by the applicable participants in accordance with the Plan document.

2.   Summary of Significant Accounting Policies

     The financial statements of the Plan are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America and in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. The following is a summary of the Plan's significant accounting policies:

     Use of Estimates
     The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the preparation of the financial statements. Actual results could differ from those estimates.

     Payment of Benefits
     Benefits are recorded when paid.

     Valuation of Investments
     The Plan's investments in mutual funds and common stocks are stated at fair market value based on period ending quoted market prices. Common collective trusts are stated at fair market value of the applicable trusts' underlying net assets as determined by the quoted market prices for securities which market quotations are available. Cash and participant loans are valued at cost, which approximates fair market value.

     Investment Income Recognition
     The net appreciation (depreciation) in fair value of investments includes the realized gain or loss on investments bought and sold during the year as well as the unrealized change in fair value of such investments during the year. Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

     Certain of the Plan's investments pay investment advisory fees and/or 12b-1 fees and administrative expenses. These fees are reflected in the valuation of these investments.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

3.   Concentrations of Credit and Market Risk

     Certain investments, including the common stock of the Company, potentially subject the Plan to concentrations of credit and market risk. The Plan does not obtain or require collateral for these investments. Changes in the domestic and international economic environment and other factors outside the control of the Plan have a direct impact on the market value and/or credit risk of the Plan's investments. It is reasonably possible that changes in the economic environment will occur in the near term and that such changes will have a material effect on the market value of the Plan's investments and/or credit risk relating to such investments.

4.   Investments

     Plan investments as of December 31, 2002 and 2001, that represent five percent or more of the Plan's net assets available for benefits are as follows:

                                                             December 31,
                                                    ---------------------------
                                                       2002             2001

     Cash (Note 9)                                  $         -     $ 19,819,122
     Common stock
     Hanover Compressor Company                       5,002,686        7,726,973
     Common/collective trusts
     INVESCO Core Fixed Income                        5,584,323                -
     INVESCO Stable Value                             8,810,401                -
     Mutual funds
     Schlumberger Stock Fund                          9,975,534                -
     AIM Balanced Fund - A Shares                    16,121,667                -
     American Growth Fund of America                  3,531,475                -
     AIM Basic Value Fund - A Shares                  4,114,003                -

     The Schlumberger stock fund and Transocean stock fund are not available for future contributions by participants.

     The Plan's only investment option which is nonparticipant directed is its investment in Hanover Compressor Company common stock as it relates to Company contributions. As follows is a summary of the change in the Plan's investment in Hanover Compressor Company common stock for the year ended December 31, 2002:

     Net depreciation in fair value of common stock                $ (5,761,280)
     Interest income on participant loans                                23,160
     Employer contributions                                           1,372,375
     Employee contributions                                           1,153,019
     Employee rollover contributions                                     88,722
     Other                                                               12,984
     Transfers (to) from other investment options, net                  603,595
     Benefits paid                                                     (216,862)
                                                                   ------------
            Net decrease                                             (2,724,287)

     Total investment
     Beginning of year                                                7,726,973
                                                                   ------------
     End of year                                                   $  5,002,686
                                                                   ============

     Additionally, the Plan provides participants with the option of self-directed investments. As of December 31, 2002, participant self-directed investments consisted of the following:

     Hanover Compressor Company Common Stock                       $    267,368
     Mutual funds                                                       621,182
     Other common stocks                                                 90,817
                                                                   ------------
                                                                   $    979,367
                                                                   ============

     Prior to 2002, Plan participants did not have the option of self-directed investments.


5.   Plan Mergers

     Effective July 1, 2002, the Company merged the assets of two defined contribution retirement plans into the Plan. Such plans were sponsored by certain of the Company's operating subsidiaries prior to the Company's acquisition of these entities. The participants in these plans became eligible to participate in the Plan in conjunction with the Company's acquisition of the applicable entity. Such acquisitions were completed by the Company in July and August, 2001.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to be terminated in the future, all participants would immediately become fully vested in their entire account balance at the time of the Plan's termination.

7.   Tax Status

     The Internal Revenue Service has determined and informed AMVESCAP, the trustee by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). As a result, it is believed that the Plan is exempt from taxation under the applicable sections of the IRC. The Plan has not been amended during 2002. See Note 12, for discussion of amendments made to the Plan subsequent to December 31, 2002.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

8.   Party-In-Interest Transactions

     Certain of the Plan's investments are managed by AMVESCAP, the trustee of the Plan. Transactions involving these investments occur at quoted market values. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under ERISA.

     Additionally, the Plan provides for investment in shares of the Company's common stock. As the Company is the parent of the Plan Sponsor, these transactions qualify as exempt party-in-interest transactions under ERISA.

9.   Change of Record Keeper and Trustee

     Effective January 1, 2002, the Plan administrator changed the Plan's record keeper and trustee from Merrill Lynch to INVESCO and AMVESCAP, respectively. As a result of the change, certain of the Plan's available investment options were no longer available to participants. In preparation for the transfer, Merrill Lynch converted all investments, with the exception of Hanover Compressor Company common stock, to cash on December 31, 2001. The Plan's assets were transferred to AMVESCAP on January 2, 2002. All investment options converted to cash prior to the transfer were mapped to investments with similar investment objectives upon receipt of the funds by AMVESCAP.

10.  Prohibited Transactions

     In 2002, the Department of Labor ("DOL") conducted an audit of the Plan and reported some Prohibited Transactions relating to the untimely remittances of 48 employee contributions during the years 1997 to 1999. The contributions were deposited in the 401k account within 181 days but the loss of earnings associated with these late deposits were not deposited until September 23, 2002. The DOL in a letter dated November 26, 2002, acknowledged that the Plan sponsor had taken corrective measures to restore the 401k by both depositing the contributions and contributing $31,577 for interest based on the loss of earnings from the Plan and for excise taxes.

11.  Provisions for Estimated Cost of Litigation Settlement

     On and after March 26, 2003, three plaintiffs filed separate putative class actions collectively against the Company, Michael McGhan, Michael O'Connor, William Goldberg and Chad Deaton (and other purportedly unknown defendants) in the United States District Court for the Southern District of Texas. The alleged class is comprised of persons who participated in or were beneficiaries of the Plan, which was established by the Company pursuant to
     Section 401(k) of the United States Internal Revenue Code of 1986, as amended, during the class period, which is from May 4, 1999 to December 23, 2002. The purported class action seeks relief under the Employee Retirement Income Security Act (ERISA) based upon the Company's and the individual defendants' alleged mishandling of Hanover's 401(k) Plan. The three ERISA putative class actions are entitled: Kirkley v. Hanover, Case No. H-03-1155; Angleopoulos v. Hanover, Case No. H-03-1064; and Freeman v. Hanover, Case No. H-03-1095.

     On January 24, 2003, Plumbers & Steamfitters, Local 137 Pension Fund and John Petti filed a putative securities class action against PricewaterhouseCoopers LLP, which is the Company's independent auditor. The alleged class was all persons who purchased the equity or debt

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     securities of Hanover from March 8, 2000 through and including October 23, 2002. On February 13, 2003, the court consolidated this action with certain putative class actions and shareholder derivative actions against the Company, which are more fully described in the Company's Form l0-Q for the quarterly period ending March 31, 2003. PricewaterhouseCoopers LLP is the independent auditor of the Plan.

     On May 12, 2003, the Company reached agreement, subject to court approval, to settle the ERISA putative class actions as well as the putative class actions and shareholder derivative actions against the Company. The terms of the proposed settlement provide for Hanover to: (i) make a cash payment of approximately $30 million (of which $26.7 million is to be funded by payments from the Company's directors and officers insurance carriers),
     (ii) issue 2.5 million shares of common stock, and (iii) issue a contingent note with a principal amount of $6.7 million. The note is payable, together with accrued interest, on March 31, 2007 but can be extinguished (with no monies owing under it) if the Company's common stock trades at or above the average price of $12.25 for 15 consecutive days at any time between March 31, 2004 and March 31, 2007. As part of the settlement, the Company has also agreed to implement corporate governance enhancements, including allowing large shareholders to participate in the process to appoint two independent directors to the Company's Board. The Company's auditor, PricewaterhouseCoopers LLP, is not a party to the settlement and will continue to be a defendant in the consolidated securities class action.

     GKH Investments, L.P., and GKH Private Limited (collectively "GKH") which together own approximately ten percent of the Company's outstanding common stock and which sold shares in the Company's March 2001 secondary offering of common stock are parties to the proposed settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the proposed settlement provide for GKH to transfer 2.5 million shares of Hanover's common stock from their holdings or from other sources.

     On May 13, 2003, the Company moved to consolidate all of the ERISA actions and the consolidated shareholder derivative action into the consolidated securities class action. In addition, the Company, and the other defendants in the actions, together with the plaintiffs that entered into the settlement filed a motion in the consolidated securities action pursuant to which the parties have agreed to seek preliminary approval of the court for the settlement by September 29, 2003. The settlement is subject to court approval and could be the subject of an objection by shareholders as well as from plaintiff's counsel to Harbor Finance in the shareholder derivative matter and plaintiffs' counsel in the Angleopoulos (H-03-1064) and the Freeman (H-03-1095) ERISA matters who were not signatories to the agreement reached among the remaining parties.

     To the extent that participants in the Plan who are members of the alleged class of persons who participated in or were beneficiaries of the Plan during the class period are entitled to receive a portion of the settlement amounts, such amounts would be added to their accounts in the Plan at the time amounts from the settlement are paid to the Plan.

12.  Subsequent Event

     Effective January 1, 2003, the Company amended its Plan. Under the new amendment, the Company increased its contribution to 50 percent per dollar up to a maximum of 6 percent of employee's initial compensation per pay period, and eliminated the annual maximum of $1,000

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     per individual. The vesting period was reduced form 6 years to 5 years. Further, all Company matching contributions will be made in the form of cash that will be invested in the individuals current investment fund elections. Also, any existing current balances that are in the matching Hanover common stock may be transferred to other investment funds in the Plan.

                                  EXHIBIT INDEX

         Exhibit Number                Description
         --------------                ------------
               23         Consent of PricewaterhouseCoopers LLP
               99         Certification Pursuant To 18 U.S.C.(S)1350